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A C S                                                              NEWS RELEASE
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FOR IMMEDIATE RELEASE


MEDIA CONTACT:                                     ANALYSTS CONTACT:
                                                   Mark A. King
Corporate Communications                           Executive Vice President and
Affiliated Computer Services, Inc.                 Chief Financial Officer
(214) 841-8011                                     (214) 841-8007


                     AFFILIATED COMPUTER SERVICES, INC.
                      ADOPTS STOCKHOLDERS' RIGHTS PLAN


DALLAS, TEXAS -- August 8, 1997 -- Affiliated Computer Services, Inc. (NYSE:AFA) announced today that its Board of Directors has adopted a Stockholders' Rights Plan in which Rights to purchase shares of Affiliated Computer Services, Inc. Class A Common Stock (the "Common Stock") will be distributed as a dividend, one Right per share, to record owners of Common Stock as of the close of business on August 25, 1997. The Stockholders' Rights Plan was not adopted in response to any known offers for Affiliated Computer Services, Inc. ("ACS").

     ACS' Board of Directors noted in a letter to stockholders that the Plan was designed to require that any potential acquiror seeking to obtain control of ACS treat all ACS stockholders fairly and to deter the use of coercive takeover tactics. The Board also stated that while it is not aware of any effort to acquire control of ACS, "we believe the current market and economic environment make the adoption of the Plan a prudent step to take at this time."

     Upon becoming exercisable, each Right entitles holders to purchase a certain amount of common stock. The Rights are not exercisable, however, until a person or group acquires more than 15% of Common Stock, announces a tender offer, or takes certain hostile actions specified in the Plan. Thereafter, the purchase price and number of shares purchasable may be adjusted if a person or group acquires more than 15% of Common Stock or engages in a merger involving ACS. Details of the Plan and the Rights are outlined in a letter that is being mailed to all ACS stockholders.

Affiliated Computer Services, Inc., based in Dallas, Texas, and with offices throughout the United States, and in Europe and Mexico, provides information technology services and electronic funds transfer processing. ACS provides a full range of information technology services including business process outsourcing, data processing outsourcing, image management solutions and information systems programming services. The company's Class A common stock trades on the New York Stock Exchange under the symbol "AFA".


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2828 North Haskell       *       Dallas, Texas 75204      *      (214) 841-6111
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